Exhibit 99.1

Continental Resources Announces Receipt of

“Take Private” Proposal From Hamm Family

OKLAHOMA CITY— June 14, 2022 — PR Newswire — Continental Resources, Inc. (NYSE: CLR) today announced that its board of directors (the “Board”) has received a non-binding proposal letter, dated June 13, 2022, from Harold G. Hamm, on behalf of himself, the Harold G. Hamm Trust and certain trusts established for the benefit of Mr. Hamm’s family members (collectively, the “Hamm Family”) to acquire for cash all of the outstanding shares of common stock (the “Common Stock”) of Continental, other than shares of Common Stock owned by the Hamm Family and shares of Common Stock underlying unvested equity awards issued pursuant to Continental’s long-term incentive plans. A copy of the proposal letter is attached as Annex A to this press release.

The Hamm Family’s proposal of $70.00 per share represents an approximate 9% premium over Continental’s closing price on June 13, 2022, a premium of approximately 11% to its volume weighted average price during the last 30 trading days through June 13, 2022 and a 21% premium to the volume weighted average price of the Common Stock traded during 2022. The Hamm Family collectively holds approximately 83% of the total outstanding shares of Common Stock (based on outstanding shares reported by Continental in its Quarterly Report on Form 10-Q filed with the SEC on May 4, 2022).

The Board intends to establish a special committee consisting of independent directors of the Board to consider the proposal. The Board expects that the special committee will retain independent advisors, including independent financial and legal advisors, to assist it in this process.

Continental cautions its shareholders and others considering trading in Continental’s securities that Continental has only recently received the Hamm Family’s proposal and has not had an opportunity to carefully review and evaluate the proposal or make any decision with respect to Continental’s response to the proposal. The proposal constitutes only an indication of interest by the Hamm Family and does not constitute a binding commitment with respect to the proposed transaction or any other transaction. No agreement, arrangement or understanding between Continental and the Hamm Family relating to any proposed transaction will be created unless definitive documentation is executed and delivered by the Hamm Family, Continental, and all other appropriate parties.

Continental does not undertake any obligation to provide any updates with respect to this or any other transaction, or to provide any additional disclosures to reflect subsequent events, new information or future circumstances, except as required under applicable law.

About Continental Resources

Continental Resources (NYSE: CLR) is a top 10 independent oil producer in the U.S. and a leader in America’s energy renaissance. Based in Oklahoma City, Continental is the largest leaseholder and the largest producer in the nation’s premier oil field, the Bakken play of North Dakota and Montana. Continental is also the largest producer in the Anadarko Basin of Oklahoma and has newly acquired positions in the Powder River Bain of Wyoming and Permian Basin of Texas. With a focus on the exploration and production of oil, Continental has unlocked the technology and resources vital to American energy independence and our nation’s leadership in the new world oil market. In 2022, Continental will celebrate 55 years of operations. For more information, please visit www.CLR.com.

Cautionary Statement for the Purpose of the “Safe Harbor” Provisions of the Private Securities Litigation Reform Act of 1995

This press release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements included in this press release other than statements of historical fact, including, but not limited to, forecasts or expectations regarding the proposed tender offer, the formation of a special committee of independent directors and the negotiation and consummation of any transaction in respect of the proposal are forward-looking statements. Forward-looking statements are based on current expectations and assumptions about future events and currently available information as to the outcome and timing of future events. Such statements are inherently subject to numerous business, economic, competitive, regulatory and other risks and uncertainties, most of which are difficult to predict and many of which are beyond Continental’s control. No assurance can be given that such expectations will be correct or achieved or that the assumptions are accurate or that any transaction will ultimately be consummated. The risk and uncertainties include, but are not limited to, commodity price volatility; the geographic concentration of Continental operations; financial market and economic volatility; the effects of any national or international health crisis; the inability to access needed capital; the risks and potential liabilities inherent in crude oil and natural gas drilling and production and the availability of insurance to cover any losses resulting therefrom; difficulties in estimating proved reserves and other reserves-based measures; declines in the values of our crude oil and natural gas properties resulting in impairment charges; our ability to replace proved reserves and sustain production; our ability to pay future dividends or complete share repurchases; the availability or cost of equipment and oilfield services; leasehold terms expiring on undeveloped acreage before production can be established; our ability to project future production, achieve targeted results in drilling and well operations and predict the amount and timing of development expenditures; the availability and cost of transportation, processing and refining facilities; legislative and regulatory changes adversely affecting our industry and our business, including initiatives related to hydraulic fracturing and greenhouse gas emissions; increased market and industry competition, including from alternative fuels and other energy sources; and the other risks described under Part I, Item 1A., Risk Factors and elsewhere in Continental’s Annual Report on Form 10-K for the year ended December 31, 2021, registration statements and other reports filed from time to time with the SEC, and other announcements Continental makes from time to time. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date on which such statement is made. Should one or more of the risks or uncertainties described in this press release occur, or should underlying assumptions prove incorrect, Continental’s actual results and plans could differ materially from those expressed in any forward-looking statements. All forward-looking statements are expressly qualified in their entirety by this cautionary statement. Except as otherwise required by applicable law, Continental undertakes no obligation to publicly correct or update any forward-looking statement whether as a result of new information, future events or circumstances after the date of this report, or otherwise.

Investor Contact:	Media Contact:
Rory Sabino	Kristin Thomas
Vice President, Investor Relations	Senior Vice President, Chief Communications Officer
405-234-9620	405-234-9480
Rory.Sabino@CLR.com	Kristin.Thomas@CLR.com

Lucy Spaay

Investor Relations Analyst

405-774-5878

Lucy.Spaay@CLR.com

Annex A

Harold G. Hamm

Hamm Capital LLC

P.O. Box 1295

Oklahoma City, OK 73101

June 13, 2022

Board of Directors

Continental Resources, Inc.

20 N. Broadway

Oklahoma City, OK 73102

Re: Proposal to Acquire Outstanding Publicly-Held Common Stock of Continental Resources

Members of the Board:

On behalf of myself, the Harold G. Hamm Trust and certain trusts established for the benefit of my family members (collectively, the “Hamm Family”), I am pleased to submit this proposal (the “Proposal”) pursuant to which a newly formed entity on behalf of the Hamm Family would acquire for cash all of the outstanding shares of common stock (the “Common Stock”) of Continental Resources, Inc. (“Continental”), other than shares of Common Stock owned by the Hamm Family and shares of Common Stock underlying unvested equity awards under Continental’s long-term incentive plans (“Excluded Stock”), subject to the negotiation of satisfactory definitive agreements and the other matters described below.

As you are aware, the Hamm Family owns, in the aggregate, approximately 299.7 million shares of Common Stock, representing approximately 83% of the total outstanding shares of Common Stock (based on outstanding shares as reported by Continental in its Quarterly Report on Form 10-Q filed with the SEC on May 4, 2022).

Proposal

Our Proposal to acquire each outstanding share of Common Stock (other than Excluded Stock) for $70.00 in cash delivers certain and significant value and liquidity to Continental’s shareholders. In addition, the proposed consideration represents:

•	A 9% premium to the closing price of the Common Stock on June 13, 2022;

•	An 11% premium to the volume-weighted average price of the Common Stock over the last 30 trading days through June 13, 2022; and

•	A 21% premium to the volume-weighted average price of the Common Stock traded during 2022.

It should be noted that Continental’s Common Stock has appreciated more than 82% during the last twelve months of trading.

Structure and Closing Conditions

We expect that the Proposed Transaction would be structured as a tender offer for any and all shares of Common Stock (other than Excluded Stock) followed by a merger without a vote of the Continental shareholders in accordance with Section 1081.H of the Oklahoma General Corporation Act.

The Proposal is not subject to any due diligence and the Proposed Transaction’s definitive agreements will not contain a financing condition.

Process

We anticipate that the Board of Directors of Continental will establish and empower a special committee (the “Special Committee”) consisting solely of disinterested and independent directors, and delegate to the Special Committee the authority to evaluate and negotiate the Proposal, including, for the avoidance of doubt, the authority to reject the Proposal. We also anticipate that the Special Committee will engage independent legal and financial advisors selected by the Special Committee to advise it in connection with evaluating this Proposal.

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In anticipation of such a delegation, we want to advise you that we are interested only in acquiring Continental’s Common Stock and are not interested in selling any of our Common Stock in Continental or pursuing other strategic alternatives involving Continental. If the Special Committee does not recommend the Proposed Transaction, the Hamm Family currently intends to continue as long-term shareholders of Continental.

We would welcome the opportunity to present the Proposal in more detail to the Special Committee and its advisors as soon as possible.

Advisors

We have engaged Intrepid Partners, LLC as our financial advisor and Vinson & Elkins L.L.P. as our legal advisor, and we are prepared to dedicate such resources as may be necessary to complete negotiations, execute definitive agreements and close the Proposed Transaction as promptly as practicable.

Disclosures

We expect to make appropriate amendments to the Hamm Family’s Schedule 13Ds, as required under applicable securities laws, disclosing this Proposal.

Legal Effect

The Proposal is non-binding, and no agreement, arrangement or understanding between the parties with respect to the Proposal or any other transaction (including any agreement to commence or continue negotiations) shall be created until such time as mutually satisfactory definitive agreements have been executed and delivered.

The Hamm Family is well positioned to negotiate and complete the Proposed Transaction, including obtaining any required financing, in an expeditious manner. If this Proposal is acceptable to the Special Committee, the Hamm Family is prepared to immediately negotiate definitive agreements in respect of the Proposed Transaction.

We look forward to receiving the Board’s response to this Proposal and working with you to complete a transaction that we believe is attractive to Continental’s public shareholders.

Sincerely,

/s/ Harold G. Hamm

Harold G. Hamm

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